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Milan

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attn:	David Irving

 Sharon Blume

 Susan Block

 Erin Purnell

Re:	Anthemis Digital Acquisitions I Corp
Amendment No. 4 to Registration Statement on Form S-1
Filed October 25, 2021
File No. 333-259986

Ladies and Gentlemen:

On behalf of our client, Anthemis Digital Acquisitions I Corp (the “Company”), set forth below are the Company’s response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated October 26, 2021, relating to the Company’s Amendment No. 4 to the Registration Statement submitted on October 25, 2021 (the “Registration Statement”).

Concurrently with this letter, the Company has filed Amendment No. 5 to the Registration Statement (the “Amendment”) to reflect the additional disclosure as described in the responses herein.

For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amendment.

October 27, 2021

Amendment No. 4 to Registration Statement on Form S-1

There have been and may in the future be changes to the accepted accounting for special purpose acquisition companies..., page 68

1. We note your risk factor that there were changes to the “accepted accounting for special purpose acquisition companies” and your reference to how such changes could result in the recognition of accounting errors in previously issued financial statements. Please tell us what “accepted accounting for special purpose acquisition companies” means and how it relates to (1) the requirements in Regulation S-X that the financial statements must be prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”), and (2) your financial statements and related audit opinion that state your financial statements were prepared in accordance with U.S. GAAP. In addition, address how “a change” in accounting could result in an accounting error when the U.S. GAAP definition of an “accounting change” explicitly scopes out “the correction of an error in previously issued financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has removed this risk factor from the Amendment.

*         *         *         *

Should you have any comments or questions regarding the foregoing, please contact the undersigned at (713) 546-5400. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Ryan Maierson
Ryan J. Maierson of LATHAM & WATKINS LLP

Enclosures

cc:	Amy Nauiokas, Anthemis Digital Acquisitions I Corp

Mei Lim, Anthemis Digital Acquisitions I Corp

Briana van Strijp, Anthemis Digital Acquisitions I Corp

Marc D. Jaffe, Latham & Watkins LLP

Ryan deFord, Latham & Watkins LLP

Elliott M. Smith, White & Case LLP

Jessica Y. Chen, White & Case LLP